Exhibit 12

Walgreen Co. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended August 31,
	2009	2008
Income before income taxes and minority interest	$3,164	$3,430
Add:
Minority interest	-	-
Fixed charges	996	842
Less: Capitalized interest	(16)	(19)
Earnings as defined	$4,144	$4,253

Interest expense, net of capitalized interest	$91	$18
Capitalized interest	16	19
Portions of rentals representative of the interest factor	889	805
Fixed charges as defined	$996	$842

Ratio of earnings to fixed charges	4.16	5.05